Exhibit 99.1

i-80 Announces Deferral of December Gold Prepay and January Silver Purchase Agreement Deliveries

RENO, Nev., Dec. 31, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE American: IAUX) ("i-80 Gold", or the "Company") announces that pursuant to its press release on November 12, 2024, it has completed the first phase of its recapitalization entering into agreements to defer the December 2024 Gold Prepay and January 2025 Silver Purchase Agreement deliveries until March 31, 2025 as part of an amendment of those agreements with Orion Mine Finance ("Orion").

Highlights

•	The gold prepay delivery scheduled for December 31st, 2024, and the Silver Purchase Agreement delivery scheduled for January 15, 2025, will be deferred to March 31st, 2025
•	The recapitalization plan is well underway with current and potential new lenders, targeting completion on or about March 31st, 2025
•	The Company plans to release updated Preliminary Economic Assessments ("PEAs") for all five gold projects in the portfolio in the first quarter of 2025
•	The Company is also planning to release an updated technical report for Lone Tree which will update the current mineral resource estimate
•	A class III engineering study detailing the capital budget for refurbishment of the autoclave at Lone Tree is expected in the third quarter of 2025

The Company is encouraged by the ongoing support of i-80 Gold's longtime shareholder, Orion, for its recapitalization plan. The priority has been the deferral of the upcoming gold and silver deliveries including 3,210 ounces of gold and 400,000 ounces of silver, scheduled for delivery on December 31, 2024, and January 15, 2025, respectively. Orion and i-80 Gold have agreed to defer such deliveries to March 31, 2025, subject to i-80 Gold's compliance with the Waiver Agreements (as defined below), including the conditions described below.  Additionally, Orion has agreed to extend the expiry date of its convertible credit agreement dated December 13, 2021 (the "Orion Convertible Loan") by six months from December 31, 2025, to June 30, 2026.

In connection with the gold and silver delivery deferrals and the extension to the Orion Convertible Loan (collectively, the "Waiver Agreements"), i-80 Gold has agreed to issue to Orion five million common share purchase warrants priced at a 25% premium to i-80 Gold's five day volume weighted average share price as of the date the Orion Convertible Loan is amended and restated which is expected to occur on or prior to January 15, 2025 (the "2025 Orion Warrants"). The 2025 Orion Warrants are expected to have a four-year term.  In addition, i-80 Gold and Orion have agreed to enter into an offtake agreement by the end of January (the "Offtake Agreement"). The Offtake Agreement is expected to have similar terms to the existing agreement and commence once the current offtake agreement with Deterra Royalties Limited expires at the end of December 2028. The Waiver Agreements and the issuance of the 2025 Orion Warrants are subject to ongoing conditions, including the requirements and approval of the Toronto Stock Exchange and the NYSE American, the entering into of the Offtake Agreement, the amendment and restatement of the Orion Convertible Loan, as well as a requirement to satisfy minimum cash requirements, as amended by these Waiver Agreements, through March 31, 2025.

The recapitalization plan is well underway, as the Company is working with current partners as well as potential new debt and equity providers, to restructure the existing debt and provide sufficient capital to develop i-80 Gold's portfolio of assets. i-80 Gold plans on completing the recapitalization plan by or around the end of the first quarter of 2025. The completion of the recapitalization will be a significant step in the advancement of the Company's robust portfolio of projects.

"Over the course of the fourth quarter of 2024, our two priorities have been to establish the new development plan to develop the portfolio of high-grade gold projects in Nevada and restructure the Company's balance sheet to allow for the execution of the new development plan. We are very pleased with Orion's cooperation and support in the deferral of the upcoming gold and silver commitments to allow us to advance our recapitalization plan and enable us to develop i-80 Gold into a mid-tier gold producer," commented Richard Young, Chief Executive Officer of i-80 Gold.

i-80 Gold has a robust portfolio of projects and is the third largest resource holder in the state of Nevada. If viewed as a standalone country, Nevada would be among the largest producers of gold in the world. Additionally, i-80 has one of only five refractory processing facilities in the United States, with a fully permitted autoclave located at the Lone Tree Complex. Lone Tree is strategically located adjacent to the highway and railway. Lone Tree has the capacity to become the hub for i-80 Gold's Nevada operations, thereby unlocking the value of its undeveloped high grade gold mineralization.

The Company plans to have a catalyst-rich first quarter of 2025, with the anticipated announcement of PEAs on all five of i-80 Gold's most advanced gold projects, among other exploration and development catalysts. In the first quarter of 2025 the Company plans on releasing PEAs on the following Projects:

•	Granite Creek (underground and open pit combined)
•	Ruby Hill Complex (Archimedes underground and Mineral Point open pit combined)
•	McCoy-Cove underground project

Mineral Point is a large bulk tonnage heap leach project which has the potential to become i-80 Gold's largest project. An update to the Granite Creek PEA for the open pit component is also expected to be released in late 2025.

Simultaneously the Company will be advancing feasibility studies for Granite Creek underground and McCoy-Cove underground, both of which are anticipated to be released in the fourth quarter of 2025.

Additionally, a class III engineering study or a feasibility-level engineering study on the refurbishment of the autoclave at Lone Tree is expected to be published in the second half of 2025. Subject to the results of this latest refurbishment study, the Lone Tree autoclave is expected to serve as a central processing facility for the Company's three underground projects, Granite Creek, Archimedes and McCoy-Cove.

Lastly, Mr. Greg Smith is stepping down from i-80 Gold's Board of Directors, effective December 31, 2024, following the divestiture of i-80 Gold shares by Equinox Gold Corp. ("Equinox"). "Greg has been a valued member of our Board. We thank him for his dedication and contribution to i-80 Gold and wish him well," said Ron Clayton, Chairman of the Board of Directors. Mr. Smith was Equinox's nominee to the board of directors of i-80 Gold, pursuant to the right provided under a support agreement with the Company dated April 7, 2021. Due to the divestment by Equinox of its share of i-80 Gold, representation on the i-80 Gold board is no longer required.

This news release does not constitute an offer to sell or a solicitation of an offer to buy of any securities in the United States. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to available exemptions therefrom.

ABOUT i-80 GOLD CORP.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

FORWARD LOOKING INFORMATION

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, timing and ability to satisfy the conditions under the Waiver Agreements, including obtaining receipt of required approvals of the Toronto Stock Exchange and NYSE American, completion of the transactions contemplated under the Waiver Agreements, timing, completion and success of the recapitalization plan and ability to complete the restructuring of the existing debt and provide sufficient capital to develop the Company's assets, results of operation outcomes and timing of updated technical studies at the Company's mineral projects including updated PEAs for each of Granite Creek and McCoy Cove, new PEAs for Ruby Hill and Mineral Point as well as Feasibility Studies for Granite Creek underground and McCoy-Cove underground and a feasibility level study on the refurbishment of the autoclave at Lone Tree, timing to advance mineral projects to production and advance permitting and feasibility work on its mineral projects and future production, development and exploration results, the expectation that Lone Tree will become the hub of i-80's Nevada operations and the central processing facility for gold mineralization from the Granite Creek, McCoy-Cove and Ruby Hill underground gold deposits, as well as expected timing for completion of i-80 Gold's refinancing plan. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labor unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. For a more detailed discussion of such risks and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, refer to i-80's filings with Canadian securities regulators, including the most recent Annual Information Form, available on SEDAR+ at www.sedarplus.ca.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: For further information, please contact: Richard Young - CEO, Matt Gili - President & COO, Ryan Snow - CFO, Leily Omoumi - VP Corporate Development & Strategy, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 16:15e 31-DEC-24